August 24, 2011

VIA EDGAR

Rufus Decker

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-6561A

RE:	CECO Environmental Corp.

Form 10-K for the Fiscal Year ended December 31, 2010

Filed March 15, 2011

Form 10-Q for the Fiscal Quarter ended March 31, 2011

Filed May 11, 2011

File No. 0-7099

Dear Mr. Decker:

CECO Environmental Corp. (“we” or the “Company”) has received your letter dated August 3, 2011. The following reflects our review of the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) you provided, keyed to your letter.

Form 10-K for the Fiscal Year ended December 31, 2010

General

1.	Comment: Given your disclosure on page F-10 regarding derivative instruments, it is not clear how you have complied with the disclosure requirements set forth in ASC 815-10-50. Please advise or revise your disclosures in future filings accordingly. Please show us in your supplemental response what any revisions will look like.

Response: We did not have any outstanding derivative instruments during the years ended December 31, 2010 or 2009. We will remove the disclosure on page F-10 regarding derivative instruments in future filings.

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30

Results of Operations, page 33

2.	Comment: In future filings, please enhance your discussion of net sales by reportable segment to separately discuss with quantification the business reasons for changes between periods in revenues from external customers. Please also disclose with quantification the business reasons for changes between periods in amounts shown in the corporate and other column on page F-31 of your segment footnote. Please show us in your supplemental response what the revisions will look like.

Response: Future filings will include enhanced tables and language similar to the following:

CECO’s operations are organized and reviewed by management along its product lines and presented in three reportable segments. The results of the segments are reviewed through to the “Income from operations” line on the Statements of Operations.

Engineered Equipment and Parts Group

Our Engineered Equipment and Parts Group, located in the United States as well as Canada, Brazil, China, and India, is comprised of CECO Filters, Busch International, CECO Abatement, Effox, FKI, Flextor and A.V.C. We enable our customers to meet BACT requirements and compliance targets for fumes, volatile organic compounds, process, and industrial odors. Our services eliminate toxic emission fumes and volatile organic compounds from large-scale industrial processes. We have a presence in the chemical processing, ethanol, paint booth emissions, wastewater treatment, and wood products industries.

Contracting/Services Group

Our Contracting/Services Group is comprised of the contracting/services operations of our Kirk & Blum divisions. We provide custom metal fabrication services at our Kirk & Blum Columbia Tennessee and Louisville Kentucky locations. These facilities are used to fabricate parts, subassemblies, and customized products for air pollution and non-air pollution applications from sheet, plate, and structurals.

Component Parts Group

We market component parts for industrial air systems to contractors, distributors and dealers throughout the United States.

The accounting policies of the segments are the same as those in the consolidated financial statements.

Results of Operations

Segment Analysis

$ in thousands	2010	2009
Net Sales by Business Segment
Engineered equipment and parts (EE&P)
United States	$78,188	$81,825
Canada	12,880	6,894
Brazil	528	682
China	4,900	1,031
India	843	409

subtotal (a)	97,339	90,841
Contracting / Services (C/S) (b)	37,122	41,451
Component Parts (CP) (c)	18,148	14,067
Corporate and other (d)	1,548	1,462
Eliminations	(13,555)	(8,836)

Net sales	$140,602	$138,985

(a)	Includes intra-segment sales of $2,693 and $958 in 2010 and 2009, respectively and inter-segment sales of $1,864 and $1,093 in 2010 and 2009, respectively.
(b)	Includes intra-segment sales of $539 and $1,244 in 2010 and 2009, respectively and inter-segment sales of $5,677 and $4,350 in 2010 and 2009, respectively.
(c)	Includes intra-segment sales of $712 and $31 in 2010 and 2009, respectively and inter-segment sales of $1,764 and $1,042 in 2010 and 2009, respectively.
(d)	Includes the operations of our Engineering Group, which is not significant to the overall operations of the Company. Includes inter-segment sales of $306 and $118 in 2010 and 2009, respectively.

Net Operating income (loss)
Engineered equipment and parts	$9,314	$423
Contracting / Services	28	(1,445)
Component Parts	2,798	565
Corporate and other (e)	(6,830)	(15,309)
Eliminations	(274)	(64)

Net operating income (loss)	$5,036	$(15,830)

(e)	Includes Corporate compensation, professional services, information technology, and other general and administrative Corporate expenses. Also included are the operations of our Engineering Group, which is not significant to the overall operations of the Company.

The amount for 2009 includes $8.6 million of the $17.1 million impairment losses discussed in Note 7 of the Consolidated Financial Statements.

The amounts presented above and following comments at the reportable business segment level include both external and intersegment net sales and operating income (loss). See Note 18 to the Consolidated Financial Statements.

Engineered Equipment and Parts Group

Our Engineered Equipment and Parts Group net sales were $97.3 million in 2010, an increase of $6.5 million, or 7.2%, compared to $90.8 million in 2009. This increase is primarily due to $3.9 million in increased revenues from our FKI Shanghai division coupled with increased revenues at CECO Filters, Busch and CECO Abatement. The increase at our Shanghai division is primarily the result of increased demand in China for air pollution control and industrial ventilation equipment. The increases at CECO Filters, Busch and CECO Abatement are due to the improving domestic market for these products. These revenue increases were partially offset by reduced revenues at our Effox-Flextor divisions of $2.7 million which was primarily due to reduced demand for dampers and expansion joints from the power industry.

Operating income from the Engineered Equipment and Parts Group totaled $9.3 million in 2010, compared to $9.0 million in 2009, an increase of $0.3 million (excluding goodwill impairment charges of $8.6 million). This increase is primarily due to revenue driven increased operating leverage from our FKI-Shanghai division of $1.4 million as well as combined increased operating income from other FKI divisions, CECO Filters, Busch, and CECO Abatement of $1.7 million, offset by a decline in operating income from Effox-Flextor of $2.9 million.

Contracting/Services Group

The Company is making a strategic shift away from lower margin, higher risk contracting work and has raised the minimum acceptable margins for this group by several percentage points. As a result, Contracting /Services Group net sales were $37.1 million in 2010, a decrease of $4.4 million, or 10.6%, compared to $41.5 million in 2009. Additionally, this decrease is also partially due to reduced demand for these services which resulted from the economic decline.

Operating income for the Contracting/Services Group was essentially break-even for 2010 compared to an operating loss of $1.4 million for 2009. This increase is primarily due to reduced costs in 2010 from facilities consolidations and streamlining efforts as well as better project management and more aggressive pricing strategies as previously mentioned.

Component Parts Group

Component Parts Group net sales were $18.2 million in 2010, an increase of $4.2 million, or 30.0%, compared to $14.0 million in 2009. This increase is primarily due to increased demand for our component parts and clamp together duct products, which is the result of many smaller contractors buying these products instead of making them in-house.

Operating income for the Component Parts Group was $2.8 million for 2010, an increase of $2.2 million from $0.6 million for 2009. This increase is primarily due to increased revenues as described above and increased pricing strategies.

Engineering Group

Engineering Group net sales remained flat at $1.5 million for 2010 and 2009. Operating income increased slightly from break-even in 2009 to $0.1 million in 2010. The Engineering Group functions as a conduit for new business opportunities in our other divisions as many of the projects designed by this group can use the equipment that is manufactured, installed and serviced by our other operating groups.

See also pages 15 and 16 of our Quarterly Report on Form 10-Q filed with the Commission on August 12, 2011 (the “Second Quarter 10-Q”)

Item 9A – Controls and Procedures, page 46

Disclosure Controls and Procedures, page 46

3.

Comment: We note that your conclusion regarding the effectiveness of your disclosure controls and procedures is limited to “ensuring that information we are required to disclose in reports that are filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time period specified in SEC rules and forms.” This description appears to be based on the definition of disclosure controls and procedures provided in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended. As described, however, this description does not fully conform to the definition set forth in those rules. Please confirm, if true, that the conclusion regarding effectiveness is based on the full definition of disclosure controls and procedures set forth in the applicable rules, and revise accordingly in future filings. Alternatively, you may simply state in future filings that your certifying officers concluded on the applicable dates that your disclosure controls and procedures were effective.

Response: We confirm that the conclusion regarding effectiveness is based on the full definition of disclosure controls and procedures set forth in the applicable rules, and will revise accordingly in future filings. Future filings will include language similar to the following:

We maintain “disclosure controls and procedures,” as such term is defined under Securities Exchange Act Rule 13a- 15(e). Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated our disclosure controls and procedures pursuant to Rule 13a-15 of the Securities Exchange Act of 1934, as amended, as of December 31, 2010. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that these disclosure controls and procedures were effective as of December 31, 2010.

Please also see Item 4, page 21 of our Second Quarter 10-Q.

4.	Comment: We note your statement that disclosure controls and procedures can provide only reasonable assurance of achieving desired control objectives. Please confirm to us, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, please remove the reference to the level of assurance of disclosure controls and procedures. Refer to Section II.F.4 of Management’s Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm. Please also comply with this comment in future filings.

Response: We confirm that our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that our principal executive officer and principal financial officer concluded that our disclosure controls and procedures are effective at that reasonable assurance level. We also confirm that future filings will omit the reference to the level of assurance of disclosure controls and procedures and will comply with this comment.

Item 15 – Exhibits and Financial Statement Schedules, page 49

Note 18 – Business Segment Information, page F-30

5.	Comment: In future filings, please revise the table on page F-31 to present for each segment revenues from external customers as well as intersegment revenues as required by ASC 280-10-50-22(a) and (b). Refer to the example set forth in ASC 280-10-55-48. Regarding the intersegment revenues, please also disclose the segment(s) to which the products and services were sold. In addition, please enhance your disclosure in note (a) to the table on page F-31 to disclose in greater detail the types of amounts included in the operating income (loss) line item of the corporate and other column for each period presented. Please also disclose why the corporate and other column has significant negative identifiable assets and why there are significant negative adjustments in the eliminations column related to identifiable assets. Please show us in your supplemental response what the revisions will look like.

Response: Future filings will include enhanced disclosure similar to the following:

Summary of Business by Segment

$ in thousands	2010	2009
Net Sales by Business Segment
Engineered equipment and parts (EE&P)
United States	$78,188	$81,825
Canada	12,880	6,894
Brazil	528	682
China	4,900	1,031
India	843	409

Subtotal (a)	97,339	90,841
Contracting / Services (C/S) (b)	37,122	41,451
Component Parts (CP) (c)	18,148	14,067
Corporate and other (d)	1,548	1,462
Eliminations	(13,555)	(8,836)

Net sales	$140,602	$138,985

(a)	Includes intra-segment sales of $2,693 and $958 in 2010 and 2009, respectively and inter-segment sales of $1,864 and $1,093 in 2010 and 2009, respectively.
(b)	Includes intra-segment sales of $539 and $1,244 in 2010 and 2009, respectively and inter-segment sales of $5,677 and $4,350 in 2010 and 2009, respectively.
(c)	Includes intra-segment sales of $712 and $31 in 2010 and 2009, respectively and inter-segment sales of $1,764 and $1,042 in 2010 and 2009, respectively.
(d)	Includes the operations of our Engineering Group, which is not significant to the overall operations of the Company. Includes inter-segment sales of $306 and $118 in 2010 and 2009, respectively.

Net Operating income (loss)
Engineered equipment and parts	$9,314	$423
Contracting / Services	28	(1,445)
Component Parts	2,798	565
Corporate and other (e)	(6,830)	(15,309)
Eliminations	(274)	(64)

Net operating income (loss)	$5,036	$(15,830)

(e)	Includes Corporate compensation, professional services, information technology, and other general and administrative Corporate expenses. Also included are the operations of our Engineering Group, which is not significant to the overall operations of the Company.

The amount for 2009 includes $8.6 million of the $17.1 million impairment losses discussed in Note 7 of the Consolidated Financial Statements.

	December 31,
	2010	2009

Property and equipment additions
Engineered equipment and parts	$386	$101
Contracting / Services	109	465
Component Parts	97	45
Corporate and other (f)	62	388

Property and equipment additions	$654	$999

(f)	Includes Corporate and Engineering Group property and equipment additions.

Depreciation and Amortization
Engineered equipment and parts	$998	$1,296
Contracting / Services	421	855
Component Parts	186	260
Corporate and other (g)	153	108

Depreciation and amortization	$1,758	$2,519

(g)	Includes Corporate and Engineering Group depreciation and amortization.

Identifiable Assets
Engineered equipment and parts	$51,004	$44,393
Contracting / Services	14,009	22,334
Component Parts	4,613	3,140
Corporate and other (h)	7,953	7,115
Eliminations (i)	(2,788)	533

Identifiable assets	$74,791	$77,515

(h)	Includes Corporate and Engineering Group identifiable assets. Corporate assets primarily consists of cash, income tax related assets, and intercompany note receivable.
(i)	Includes eliminations for intercompany trade accounts receivable, intercompany job revenue, and intercompany note receivable. Also, includes reclassification of cash overdraft to liability.

The Company has revised its business segment reporting primarily to exclude nontrade accounts receivable in order to better reflect the manner in which such assets are reviewed by our chief operating decision maker.

Goodwill
Engineered equipment and parts	$14,713	$14,591
Contracting / Services	—	—
Component Parts	—	—

Goodwill	$14,713	$14,591

Intra-segment and Inter-segment Revenues

The Company has multiple divisions that sell to each other within segments and between segments as indicated in the following table:

	Year Ended December 31, 2010
		less				net sales
	total	intra-segment	less inter-segment sales			to outside
$ in thousands	sales	sales	EE&P	C/S	Corp. (a)	customers

Net Sales
Engineered equipment and parts (EE&P)
United States	$78,188	$(2,494)		$(1,861)	$(3)	$73,830
Canada	12,880	—	—	—	—	12,880
Brazil	528	—	—	—	—	528
China	4,900	(199)	—	—	—	4,701
India	843	—	—	—	—	843

subtotal	97,339	(2,693)	—	(1,861)	(3)	92,782
Contracting / Services (C/S)	37,122	(539)	(5,527)	—	(150)	30,906
Component Parts (CP)	18,148	(712)	(99)	(1,665)	—	15,672
Corporate and other (a)	1,548	—	(82)	(149)	(75)	1,242

Net sales	$154,157	$(3,944)	$(5,708)	$(3,675)	$(228)	$140,602

(a)	Includes the operations of our Engineering Group, which is not significant to the overall operations of the Company.

Also includes adjustment for revenue on intercompany jobs.

	Year Ended December 31, 2009
		less				net sales
	total	intra-segment	less inter-segment sales			to outside
$ in thousands	sales	sales	EE&P	C/S	Corp. (a)	customers

Net Sales
Engineered equipment and parts (EE&P)
United States	$81,825	$(958)	$—	$(1,088)	$(5)	$79,774
Canada	6,894	—	—	—	—	6,894
Brazil	682	—	—	—	—	682
China	1,031	—	—	—	—	1,031
India	409	—	—	—	—	409

subtotal	90,841	(958)	—	(1,088)	(5)	88,790
Contracting / Services (C/S)	41,451	(1,244)	(4,263)	—	(87)	35,857
Component Parts (CP)	14,067	(31)	(121)	(921)	—	12,994
Corporate and other (a)	1,462	—	(17)	(191)	90	1,344

Net sales	$147,821	$(2,233)	$(4,401)	$(2,200)	$(2)	$138,985

(a)	Includes the operations of our Engineering Group, which is not significant to the overall operations of the Company.

Also includes adjustment for revenue on intercompany jobs.

Form 10-Q for the Fiscal Quarter ended March 31, 2011

General

6.	Comment: Please address the above comments in your interim filings as well, as applicable.

Response: We confirm that we will address such comments in our interim filings.

Condensed Consolidated Balance Sheets, page 2

7.	Comment: The column heading of your March 31, 2011 balance sheet indicates that these amounts are unaudited, which implies that your December 31, 2010 balance sheet includes amounts that are audited. Since none of the amounts are covered by an audit report when they are presented in your interim financial statements for the period ended March 31, 2011, you should not imply that the December 31, 2010 balance sheet amounts are audited. Please revise in future filings to refer to both the December 31, 2010 and March 31, 2011 balance sheets as being unaudited.

Response: We will revise future filings to refer to both the December 31, 2010 and March 31, 2011 (and such other quarter-end dates in our future Quarterly Reports on Form 10-Q) balance sheets, as being unaudited. Please see page 2 of the Second Quarter Form 10-Q.

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning the matters discussed above, please call me at (513) 458-2600.

Very truly yours,

CECO Environmental Corp.

/s/ Dennis W. Blazer
Dennis W. Blazer
Chief Financial Officer and
Vice President – Finance and Administration

cc:	Jay Ingram, Legal Branch Chief

Jessica Dickerson, Staff Attorney

Jeffrey Gordon, Staff Accountant